================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   ----------

                                GRAVITY CO., LTD.
                                (Name of Issuer)

                    Common Stock, Par Value WON 500 Per Share
                         (Title of Class of Securities)

                                    38911N107
                                 (CUSIP Number)

          Mr. Yasuhiro Shibutani                   Brian G. Strawn, Esq.
           Son Asset Management                      White & Case LLP
   Shiodome Sumitomo Building 18th Floor         Kandabashi Park Building
          1-9-2 Higashi-Shimbashi             19-1 Kanda-nishikicho 1-chrome
                 Minato-ku                              Chiyoda-ku
              Tokyo 105-0021                          Tokyo 101-0054
                   Japan                                   Japan
              (81 3) 558-7138                        (81 3) 3259-0159
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

This Amendment No. 1 (this "Amendment") to Schedule 13D amends and supplements the Schedule 13D filed on November 29, 2007 (the "Schedule 13D") by Masayoshi Son and Son Asset Management, LLC (collectively, the "Reporting Persons"). Except as set forth in this Amendment, all information included in the Schedule 13D filed on November 29, 2007 is incorporated by references herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended and restated as follows:

This statement relates to the Common Stock, par value Won 500 per share (the "Common Stock") of Gravity Co., Ltd. (the "Company"). The principal executive offices of the Company are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270, Korea.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented as follows:

On February 13, 2008, Son Asset Management and Heartis Inc. ("Heartis") entered into a Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement"), whereby Son Asset Management agreed to transfer to Heartis 3,640,619 shares of the Company's Common Stock on February 29, 2008 (the "Closing Date") at a purchase price equal to the NASDAQ National Market closing price for American Depository Receipts of the Company on February 13, 2008 multiplied by four and further multiplied by the yen/dollar middle rate (TTM) exchange rate on February 14, 2008 reported by Mizuho Corporate Bank, Ltd. As of the Closing Date, the Reporting Persons will no longer have any beneficial interest in any Common Stock of the Company. The description of the Stock Purchase and Sale Agreement in this Item 4 is qualified by reference to the Stock Purchase and Sale Agreement, a copy of which is filed as Exhibit C to this Amendment to Schedule 13D and incorporated by reference herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Paragraph (c) of Item 5 is hereby amended and restated in its entirety as follows:

(c) Except as set forth in Item 4 of this Amendment to Schedule 13D, none of the Reporting Persons have engaged in any transactions during the past 60 days in any Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented as follows:

The information required by this item is contained in Item 4 of this Amendment to Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Filed as Exhibit C is the Stock Purchase and Sale Agreement, dated as of February 13, 2008, by and among Son Asset Management and Heartis Inc.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2008

                                                       Son Asset Management, LLC


                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name:  Masayoshi Son
                                                       Title: Director



                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name: Masayoshi Son

                                    EXHIBIT C

                                  (TRANSLATION)

                        STOCK PURCHASE AND SALE AGREEMENT

Son Asset Management Godo Kaisha ("SAM") and Heartis Inc. ("Heartis") hereby enter into this Stock Purchase and Sale Agreement (the "Agreement") as follows:

Article 1. (Object of Transfer)
SAM shall transfer to Heartis Three Million Six-Hundred Forty-Thousand Six-Hundred and Nineteen (3,640,619) shares of common stock of Gravity Co., Ltd. (the "Shares") held by SAM as of the date hereof, and Heartis shall acquire the Shares through purchase (the "Share Transfer").

Article 2. (Delivery of the Shares and Transfer Price)
     1. On February 29, 2008, Heartis shall pay to SAM the Transfer Price (as defined in the proceeding paragraph) according to the method specified by SAM, and in exchange for payment of the Transfer Price, SAM shall deliver to Heartis on the same date, the share certificates (the "Share Certificate") representing the Shares.
     2. The purchase price for the Shares shall be 3,640,619 shares (the number of transferred shares) multiplied by the United States NASDAQ National Market closing price of Gravity Co., Ltd. on February 13, 2008 (United States Eastern Standard Time) (indicated as the price of one-forth (1/4) of one share; provided, however, that if the transaction is not concluded on that day, then such price shall be the first purchase price agreed upon thereafter), multiplied by four, and further multiplied by the yen/dollar middle rate (TTM) exchange rate on February 14, 2008 reported by Mizuho Corporate Bank, Ltd. (the "Share Transfer Price").

Article 3. (Representations and Warranties)
SAM hereby represents and warrants to Heartis as of the date hereof that the following are true and accurate:
     1. SAM legally and validly holds title to the Shares, and is listed as a shareholder in the shareholder register of Gravity Co., Ltd. The Shares are free and clear of any lien, pledge, charge or any other restriction of any kind, and SAM has not entered into any agreement with a third party that would restrict this Share Transfer. The applicable laws and the articles of incorporation, bylaws and other internal regulations of Gravity Co., Ltd. do not contain any provisions that would restrict this Share Transfer, and, when the Shares have been registered in the name of Heartis, Heartis shall acquire, and shall be able to exercise on February 29, 2008, all its rights as shareholder without any encumbrances.
     2. The Share Certificate has been legally and validly issued and constitutes a legal and valid representation of the Shares.
     3.   Gravity Co., Ltd. is a corporation (          ) legally organized
          and validly existing under the laws of Korea.
     4. There are no judgments, rulings, orders or settlements (either court-based or out-of-court) that would give rise to the gain or loss of any shareholder rights with respect to the Shares, and there are no legal proceedings or other legal or administrative procedures pending or threatened with the courts or any administrative body with respect to the Shares.
     5. There are no petitions by third parties pending or threatened for preservation measures, enforcement, auction or other proceedings, or any seizures for preservation or dispositions for failure to pay taxes or other duties.

Article 4. (Termination and Indemnification)
Either SAM or Heartis may terminate this Agreement at any time without notice if the counterparty (the "Breaching Party") breaches any provision of this Agreement, and the Breaching Party shall indemnify the counterparty for any and all damages, losses, expenses or burdens (regardless of whether or not they arose as a result of a third-party claim, and includes reasonable legal fees) suffered or incurred as a result.

Article 5. (Confidentiality and Disclosure)

For a period of three 3 years after the execution of this Agreement, neither SAM nor Heartis shall disclose the content of this Agreement, details of its negotiation, and the status of performance, as well as information of the counterparty learned in relation to this Agreement (hereinafter referred to as "Confidential Information") to a third party (except for necessary disclosure to the officers, employees, target company and to lawyers, certified public accountants, tax attorneys, financial advisors, and other specialized professionals, but the same duty of confidentiality stipulated in this Article shall be imposed on the disclosing party and same hereinafter as pertaining to this Article) without the prior written consent of the counterparty, and shall not use such information for a purpose other than to perform under the Agreement. The following items, however, shall not be considered as Confidential
Information:

     1. Information that was already public when disclosed by the counterparty or that became public after it was obtained by the counterparty through no fault of the counterparty.
     2. Information already possessed by the acquirer when disclosed by the counterparty
     3. Information justly obtained separately by the acquirer without imposition of the duty of confidentiality.

Article 6. Assignment of contractual status, rights and obligations
Neither SAM nor Heartis shall assign, transfer, attach, or dispose of in any other way, its contractual status, rights or obligations either directly or indirectly to a third-party, without the prior written consent of the counterparty.

Article 7. Expenses
Unless otherwise agreed, each party to this Agreement shall bear its own expenses, taxes and public dues with regard to the execution and drafting of, and performance under, this Agreement.

Article 8. Exclusive Jurisdiction
The Tokyo District Court shall be the court of exclusive jurisdiction of the first instance regarding any and all disputes under this Agreement.

Article 9. Good faith discussions
Any matters not set forth in this Agreement shall be decided by mutual good faith discussions between SAM and Heartis in accordance with the spirit of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and sealed in duplicate and each party shall retain one copy.

February 13, 2008

Son Asset Management Godo Kaisha:                    Masayoshi Son
                                                     Representative Partner
                                                     18F Shiodome Sumitomo Bldg.
                                                     1-9-2 Higashi Shinbashi
                                                     Minato-ku, Tokyo
                                                                   (Seal)


                Heartis Inc.:                        Taizo Son
                                                     Representative Director
                                                     8-16 Shinsencho
                                                     Shibuya-ku, Tokyo
                                                                   (Seal)